Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, Washington 98104-4096

September 21, 2007

Ms. Jennifer Gowetski, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plum Creek Timber Company, Inc. Definitive 14A, File No. 1-10239

Dear Ms. Gowetski:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated August 21, 2007 (the “Comment Letter”) concerning Plum Creek’s disclosures in its 2007 definitive proxy statement. Plum Creek’s responses to the Comment Letter, along with certain acknowledgements requested by the Securities and Exchange Commission staff (the “Staff”), are hereby submitted below.

1.	You state on page 4 that the compensation committee has retained the firm of Towers Perrin as its advisor to assist the committee in discharging its responsibilities. We further note your references to “outside consultant” throughout the Compensation Discussion and Analysis. Please revise your disclosure to identify Towers Perrin throughout or otherwise identify each outside consultant. In addition, please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Plum Creek hereby undertakes in future disclosures to specifically identify, by name, any consulting firms referred to in its disclosures each time such firm is referenced. Additionally, Plum Creek shall include in future disclosures the material elements of the instructions or directions that Plum Creek’s Compensation Committee has given to its compensation consultant.

The Compensation Committee has established an executive compensation philosophy for Plum Creek, and it engages professional consultants to help it implement that philosophy. For 2006, the Committee instructed Towers Perrin to obtain and present relevant competitive data to assist the Committee in determining total direct compensation and perquisites. The Committee also instructed Towers Perrin to keep the Committee apprised of current and developing trends in executive compensation. Finally, the Committee instructed Towers Perrin to make a recommendation for each element of pay for each named executive officer (“NEO”).

2.	You state on page 14 that you considered compensation levels and practices among forest products companies, real estate companies and general industrials, but to account for differences in size, you use a subset of companies similar in size to Plum Creek from a revenue and market-capitalization perspective. Please revise your disclosure as noted below:

•

Please expand your disclosure to identify the largest 15 real estate investment trusts within the Morgan Stanley REIT Index and the S&P companies with $1 billion – $5 billion in revenues that comprise the subset of companies.

•	Please revise your disclosure to clarify whether the comparator groups or peer groups you reference on pages 20 and 23 refer to the subset of companies or all peer companies.

Plum Creek hereby undertakes in future disclosures to include the names of the companies that comprise the subset of the largest 15 REITs in the Morgan Stanley REIT Index where that subset is first referenced. Thereafter, as discussed below, Plum Creek will indicate, as the context requires, whether the entire index of companies, or the subset of companies, is used or considered. However, as we discussed with you, there are in excess of 140 companies in the S&P 500 reporting revenues between $1 billion and $5 billion, and Plum Creek does not intend to include that list of companies in its future disclosures.

However, Plum Creek hereby undertakes to include clarifying information related to the benchmark information supplied to the Compensation Committee by Towers Perrin. Specifically, for each NEO position and each element of compensation (base salary, annual incentive bonus and long-term incentive compensation), Towers Perrin provides the Committee with data points representing the median mark (or 50th percentile) of each subset of companies from the two indexes and for the forest products companies.

Plum Creek also hereby undertakes to specify in future disclosures whether all companies in any referenced market index (e.g., for 2006, the Morgan Stanley REIT Index, S&P 500 Index), or a subset of companies within the index, were used or considered in each context in which such index is referenced. For 2006, Plum Creek used the subset of companies for benchmarking total cash compensation and total direct compensation. For all other purposes (i.e., value management award and dividend equivalent right performance goals), all companies within each index were used.

3.

You state on page 15 that “shareholder returns, along with corporate, business unit and individual performance, both short- and long-term, determine the largest portion of executive pay.” We also note that annual incentive awards are earned based on performance metrics that are set at the beginning of the year. We further note your disclosure on page 24 that the actual FFO of the company was $530 million or 100.6% of target. Please revise your disclosure to provide and quantify all the performance metrics, including the targets for shareholder returns as well as corporate, business unit and individual performance, both short-and long-term, as well as the measurable strategic objectives mentioned. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. In addition, please explain how the 2006 FFO target relates to the other performance metrics.

Plum Creek hereby undertakes in future disclosures to revise the discussion of its Annual Incentive Plan (“AIP”) to clarify that (i) threshold, target and maximum AIP bonus opportunities are determined based upon achievement of the budgeted FFO target and (ii) the Compensation Committee maintains sole discretion to adjust the AIP award, if any, based upon the Committee’s evaluation of individual management performance against pre-established goals, and the company’s achievement of strategic objectives.

4.	You state on page 18 that financial and strategic objectives are established each year based on a business plan developed by management and that individual goals also are established for each named executive officer. Please expand your disclosure to identify the individual or individuals who set these individual goals. In addition, please clarify, if true, that your CEO makes individual bonus award determinations, which are then reviewed by the compensation committee.

As discussed above in the response to comment No. 3, Plum Creek undertakes to disclose that the AIP bonus award is determined based on the company’s achieved FFO, and that the Compensation Committee exercises discretion to adjust the award based on individual management performance. Given the Committee’s discretion, Plum Creek does not believe that expanded disclosure regarding the process for establishing individual management goals is necessary or required. Therefore, the following information is supplied for informational purposes only.

For 2006, each NEO conferred with the officer to whom such NEO reports (the CEO for all but one of the NEOs) and established goals reflecting individual management goals and strategic corporate objectives. At the end of the year, the CEO evaluated each NEO’s performance against these goals and objectives, and made recommendations to the Compensation Committee regarding individual awards. The Committee then exercised its sole discretion to determine actual bonus awards.

In the case of Mr. Holley, the Board of Directors conferred with Mr. Holley and established goals and strategic corporate objectives. At the end of 2006, the Board conducted a review of Mr. Holley’s performance and communicated the results of that performance review with the Compensation Committee. The Committee then met in executive session and determined Mr. Holley’s actual bonus award (along with the other components of his compensation). Mr. Holley made no recommendation concerning his bonus award or any other component of his compensation.

5.	Throughout your Compensation Discussion and Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 18, you state that base salary is established based on market median pay levels as well as individual experience and contributions, responsibilities and other factors. Analyze how the committee’s consideration of all factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Plum Creek notes that on pages 14 and 15 of its 2007 definitive proxy statement, it disclosed that Towers Perrin provided the Compensation Committee with benchmark data for each element of total direct compensation (base salary, target annual cash bonus under the AIP and projected value of long-term incentive compensation) for each NEO position. It further disclosed that the Committee targets each element of total direct compensation to be at the 50th percentile of the market, but may range to the 75th percentile of the market depending on individual and corporate performance. For more information concerning the benchmark index data, see Plum Creek’s response to comment No. 2 on page 2 above.

Plum Creek undertakes to include similar disclosure in future filings, and to clarify that the Compensation Committee determines each element of pay for each NEO, taking into account the benchmark data and target parameters described above. Plum Creek further undertakes to disclose in future filings the items considered by the Committee when any element of total direct compensation is significantly above or below the 50th percentile of the market.

For example, in 2007, the Committee awarded Thomas M. Lindquist a grant of 25,000 restricted stock units, 5,000 of which vest ratably over the next four years, and 20,000 of which vest entirely in 2011. The Committee’s decision to make this award was based on the Committee’s assessment of Mr. Lindquist’s marketability and the Committee’s desire to provide Mr. Lindquist with a strong incentive to remain with the company. Plum Creek intends to provide disclosure substantially similar to the foregoing in its 2008 definitive proxy statement.

6.	You state on page 16 that you strive to create a compensation program that will be perceived as fair and equitable, both internally and externally, and that you consider the pay of the named executive officers relative to one another and relative to other members of the management team. Please expand your disclosure to discuss how the relative pay of the named executive officers is considered by the compensation committee or the CEO, as appropriate, in creating a fair and equitable compensation program. We note that total compensation for the CEO is approximately three times the amount as that of the next highly compensated named executive officer.

Plum Creek hereby undertakes to expand its disclosure in future filings to address the reasons for material differences, if any, in the level of pay amongst its NEOs. Towards that end and to the extent that the pay of Mr. Holley significantly exceeds that of the next most highly compensated NEO, Plum Creek will disclose the reasons for any such discrepancy. For example, in 2006 Mr. Holley’s pay significantly exceeded that of the next most highly compensated NEO because until recently the company did not have a Chief Operating Officer, but instead these responsibilities were shared by two officers.

Retirement Benefits, page 21

7.	Please disclose whether the enhanced benefit payable to Mr. Holley is payable pursuant to one of the identified plans or whether there is a separate agreement with Mr. Holley regarding his retirement benefits. Also, briefly explain why the formula for computing the benefit for Mr. Holley was changed. We note your mention of a study on page 22.

Plum Creek hereby undertakes in future disclosures to specify that Mr. Holley’s enhanced pension benefit is payable pursuant to the Plum Creek Supplemental Benefits Plan, as last amended in 2003. Plum Creek further undertakes to explain in future disclosures that Mr. Holley’s benefit was changed as a result of a study done by William H. Mercer, Incorporated (“Mercer”), the prior consultant to the Compensation Committee. The Mercer study was initiated by the Board of Directors to ascertain whether Mr. Holley’s pension benefit was competitive with that of other executives in the forest products industry. The Mercer study indicated a shortfall in Mr. Holley’s pension benefit and, as a result, the Compensation Committee decided to change the pension formula to provide Mr. Holley with greater incentive to remain with the company. The changes included (i) an enhanced pension benefit if Mr. Holley remained with the company until at least age 55 and (ii) an annual increase to his pension benefit that would encourage him to remain with the company for an additional five years beyond age 55. This benefit is described on pages 22, 30 and 31 of Plum Creek’s 2007 definitive proxy statement.

8.	We note that the named executive officers listed on the chart on page 31 have different years of credited service under different plans. Please expand your disclosure to explain why an individual would have different years of credited service under different plans.

On page 30 of Plum Creek’s 2007 definitive proxy statement, the company explains that the NEOs participate in supplemental, non-qualified pension plans because of Internal Revenue Code (“IRC”) limitations on (i) plan participant income and (ii) the percentage of plan assets that can accrue to highly compensated individuals. Plum Creek hereby undertakes to include similar disclosure in future filings and to clarify by footnote to the Pension Benefits Table that supplemental benefits are calculated based on the participant’s actual tenure with Plum Creek and offset by the participant’s accumulated benefit under the qualified plan. Furthermore, Plum Creek will clarify by footnote to the Pension Benefits Table that NEOs have different years of credited service under the supplemental and qualified plans because of IRC income limitations that exclude their participation in the qualified plan, therefore placing a “cap” on their service credit for qualified benefits. These limitations do not apply to the supplemental plans, so each NEO’s entire service tenure is used to calculate his or her supplemental benefit.

Severance and Other Termination Benefits, page 22

9.	We note the Stock Incentive Plan contains specific termination and change-in control provisions that are triggered if a named executive officer is terminated by the company within one year following a change-in-control for any reason other than cause or if the named executive officer is to resign for good reason. In the subsection “Termination Payments at December 31. 2006,” please expand your disclosure to define “cause” and “good reason.”

Plum Creek hereby undertakes to include in its future disclosures the following definitions and related information concerning termination payments:

The term “Cause” means (i) a plan participant’s conviction of or guilty plea to the commission of an act or acts constituting a felony under the laws of the United States or any state thereof, (ii) action by a plan participant involving personal dishonesty, theft or fraud in connection with the plan participant’s duties as an employee of Plum Creek or a Plum Creek subsidiary, or (iii) if applicable, a breach of any one or more material terms of a plan participant’s employment agreement with Plum Creek.

The term “Good Reason” means, without a plan participant’s written consent, (i) a reduction in the plan participant’s titles, positions, duties and responsibilities as in effect immediately prior to a change in control, (ii) a reduction in the plan participant’s annual base salary or aggregate compensation and benefits opportunities as in effect immediately prior to a change in control or (iii) relocation of the plan participant’s principal place of employment to a location more than 35 miles from the plan participant's principal place of employment immediately prior to a change in control.

The foregoing definitions and related terms can be found in the Amended and Restated Plum Creek Stock Incentive Plan, located in Appendix B to its definitive proxy statement as filed with the Securities and Exchange Commission on March 29, 2004.

10.	We note the chart on page 33. Please consider providing the total compensation that would be payable to the named executive officers upon a triggering event.

Plum Creek hereby undertakes in future disclosures to supplement its Termination Payments Table with a Total column disclosing the aggregate amount payable to the NEOs under each termination scenario (i.e., change in control and death or total disability).

Decisions by the Company Regarding 2006 Compensation, page 23

11.	We note that, in 2006, the committee considered recommendations from the CEO for changes in base pay, annual bonus for 2005 performance and long-term incentive grants (stock options, restricted stock units and value management awards) for each named executive officer and other executives and determined and approved the 2006 compensation package for the CEO. Please expand the disclosure relating to the CEO’s crafting of compensation packages, including his own compensation package, as applicable. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Plum Creek notes that on page 23 of its 2007 definitive proxy statement, it explains that the compensation of each NEO is determined by the Compensation Committee based on several sources of information and analysis, only one of which is a recommendation by the CEO.

Plum Creek hereby undertakes in future disclosures to clarify that recommendations by the CEO comprise only one of several sources of information reviewed by the Compensation Committee, and that the Committee considers the information from all sources in making individual pay decisions. Furthermore, Plum Creek will clarify in future disclosures that Mr. Holley made no recommendation concerning any element of his pay.

In addition to the foregoing responses to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	Plum Creek may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose Quintana at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.